PATAPSCO BANCORP

INC





2003 ANNUAL REPORT

PATAPSCO BANCORP, INC.

Patapsco Bancorp, Inc. (the "Company") is the holding company for The Patapsco Bank (the "Bank"). The Bank is a Maryland commercial bank operating through three offices located in Dundalk, Parkville and Carney Maryland and serving eastern Baltimore County. The principal business of the Bank consists of attracting deposits from the general public and investing these deposits in loans secured by residential and commercial real estate, construction loans, commercial business loans, commercial leases and consumer loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities and noninterest income. Principally operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities provide funds for these activities.

MARKET INFORMATION

The Company's common stock trades under the symbol "PATD" on the OTC Bulletin Board. There are currently 412,634 shares of the common stock outstanding and approximately 334 holders of record of the common stock. Following are the high and low closing sale prices, by fiscal quarter, as reported on the OTC Bulletin Board during the periods indicated, as well as the dividends paid during such quarters. In the second quarters of both fiscal 2002 and 2003, the Company paid 10% common stock dividends. The prices quoted below, but not the dividends per share, have been adjusted for those stock dividends.

	High	Low	Dividends Per Share
Fiscal 2002:			
First Quarter	$ 22.73	$ 18.06	$ .14
Second Quarter	24.82	21.49	.14
Third Quarter	25.91	24.86	.14
Fourth Quarter	27.27	25.91	.14
Fiscal 2003:			
First Quarter	$ 27.27	$ 25.91	$ .14
Second Quarter	27.30	25.15	.14
Third Quarter	29.00	26.05	.14
Fourth Quarter	33.00	28.35	.14

The stated high and low closing sale prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

TABLE OF CONTENTS

PATAPSCO
BANCORP

1301 Merritt Boulevard ◦ Baltimore, Maryland 21222
410-285-1010 ◦ 410-285-6790 Fax

Dear Shareholder:

The directors, officers and staff of Patapsco Bancorp, Inc. and The Patapsco Bank proudly present our eighth Annual Report to our shareholders. Since this is an era of heightened awareness of corporate governance, we would like to use this opportunity to tell you not only how your Company performed this past fiscal year but also describe how the Directors of your Company guide the Company's affairs through the functions of its various committees.

Performance

Your Company achieved record performance levels for the fiscal year ending June 30, 2003. Net income was $1,345,000 as compared to $1,137,000 for the prior year. Earnings per share, after adjustment for stock dividends, were $2.41 versus $2.08. Return on equity increased to 8.77% from 8.20% and return on assets rose to 0.86% from 0.73%. Each of these measures is the best in the Company's history. These results were achieved with no growth in total assets and in the worst economy in recent memory. The lending officers produced a record amount of new loans but loan payoffs and refinancings were also at record levels, resulting in no growth in total assets. Fee income, while a very small portion of revenue, continues to grow rapidly as a result of initiatives instituted during the past year.

Committees

The Asset Liability Committee meets monthly and monitors the Company's interest rate risk, liquidity, deposit rates, borrowings, cash position, non loan investments and the Company's financial performance. During the past year, this Committee supervised the implementation of a new interest rate risk monitoring program and a loan pricing model to more effectively compete for loans. The Committee also analyzed and recommended several non loan investment strategies to the Board.

The Loan Review and Delinquency Committee also meets monthly and supervises the Company's loan production and delinquent loans. During the year, this Committee dealt with higher than usual non-performing loans and charge offs. This was reflective of the country's economic slowdown as well as the maturation of some the new loan portfolios that the Bank has developed in the past few years. Fortunately, because the Bank maintained adequate reserves and the Company's experienced loan officers were up to the challenges, loan performance ratios were at or better than historic levels by year end.

In addition to the Loan Review and Delinquency Committee, the Directors loan committee, consisting of two non employee Directors on a rotating basis, met on an as needed basis to review, approve and recommend loans that exceeded management's specified loan approval authorities.

The Company's Audit Committee meets at least quarterly and is responsible for the Bank's audit function, both internal and external, including regulatory reporting and oversight as well as the maintenance of policies and procedures. This past year, this Committee oversaw your Company's compliance with the increasing regulatory burden mandated by the provisions of the Sarbanes Oxley legislation. Fortunately, the Audit Committee has always been diligent with these issues and has put in place policies and procedures to ensure compliance with the new regulations.

The Company also has an Investor Relations Committee which meets at least quarterly and evaluates matters from the viewpoint of enhancing shareholder value. During this past year, this Committee recommended that the Company continue to pay a regular dividend and, for the second straight year, recommended a 10% stock dividend. This Committee regularly reviews trades in the Company stock, including insider trading and related regulatory issues, as well as stock buybacks and other items of importance to the shareholders.

The Company's Compensation Committee meets at least quarterly and oversees the Company's human relations issues. This includes compensation items such as stock options and the Employee Stock Ownership Plan as well as the Company's benefit plans.

The Company's Public Relations and Marketing Committee meets at least quarterly and is concerned with the image presented to the public, including the Company's customers. This Committee reviews and approves the Company's marketing efforts, in all types of media. Currently, among other things, this Committee is overseeing the revamping of the Company's Internet site in anticipation of Internet banking which the Company expects to offer in the next year. This Committee also monitors the Company's support of local charities and organizations.

Last but certainly not least, is the Company's Operations Committee, which also meets at least quarterly and is responsible for the monitoring all of operational aspects of the organization. Of particular importance is the Company's data processing conversion that was approved last year and will become effective this next year. This major upgrade of the Company's data processing systems will enable the Company to enhance its current products while offering many new products including the aforementioned Internet banking.

A different Director chairs each of these Committees and all of the Committees report directly to the full Board of Directors.

We hope you found this discussion informative and as always, the directors, officers and staff of Patapsco Bancorp, Inc. and The Patapsco Bank thank all of our stockholders and customers for their confidence and support during the past year. We look forward to another prosperous new year.

Thomas P. O'Neill
Chairman
Board of Directors

Joseph J. Bouffard
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

PATAPSCO BANCORP, INC.

Selected Consolidated Financial Condition Data

	At June 30,	
	2003	2002
	(In thousands)	
Total assets	$ 157,805	$ 158,736
Loans receivable, net	113,252	118,350
Cash, federal funds sold and other interest bearing deposits	14,207	14,857
Investment securities	4,542	5,006
Mortgage-backed securities	19,843	13,705
Deposits	119,655	119,593
Borrowings	20,174	22,616
Stockholders' equity	15,905	14,602

Selected Consolidated Income Data

	Year Ended June 30,	
	2003	2002
	(In thousands)	
Interest income	$ 10,764	$11,445
Interest expense	3,992	5,580
Net interest income before provision for loan losses	6,772	5,865
Provision for loan losses	531	560
Net interest income after provision for loan losses	6,241	5,305
Noninterest income	568	866
Noninterest expenses:		
Compensation and employee benefits	2,718	2,609
Insurance	71	63
Professional fees	406	190
Equipment expenses	201	234
Net occupancy costs	221	197
Advertising	117	136
Data processing	218	204
Other	724	683
Total noninterest expenses	4,676	4,316
Income before provision (benefit) for income taxes	2,133	1,855
Income tax provision (benefit)	788	718
Net income	$ 1,345	$ 1,137

KEY OPERATING RATIOS

PATAPSCO BANCORP, INC.

Key Operating Ratios

	At or for the Year Ended June 30,	
	2003	2002
Performance Ratios:		
Return on average assets (net income divided by average total assets	0.86 %	0.73 %
Return on average stockholders' equity (net income divided by average stockholders' equity)	8.77	8.20
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	4.19	3.54
Net interest margin (net interest income divided by average interest-earning assets)	4.52	3.90
Ratio of average interest-earning assets to average interest-bearing liabilities	112.21	109.58
Ratio of noninterest expense to average total assets	3.01	2.76
Asset Quality Ratios:		
Nonperforming assets to total assets at end of period	0.22	0.52
Nonperforming (nonaccrual) loans to loans receivable, net at end of period	0.29	0.58
Allowance for loan losses to total loans at end of period	1.00	1.20
Allowance for loan losses to nonperforming loans at end of period	348.32	206.48
Net charge-offs to average loans outstanding	0.72	0.23
Capital Ratios:		
Stockholders' equity to total assets at end of period (1)	10.08	9.22
Average stockholders' equity to average assets	9.78	8.86
Dividends declared per share to diluted net income per share	23.24	26.92

(1) Stockholder's equity includes temporary equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and advances from the Federal Home Loan Bank of Atlanta. The net interest income earned on interest-earning assets ("net interest margin") and the ratio of interest-earning assets to interest-bearing liabilities have a significant impact on net interest income. The Company's net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, the Company's results of operations are also affected by the amount of its noninterest income, including loan fees and service charges, and levels of noninterest expense, which consists principally of compensation and employee benefits, insurance premiums, professional fees, equipment expense, occupancy costs, advertising, data processing and other operating expenses.

The Company's operating results are significantly affected by general economic and competitive conditions, in particular, changes in market interest rates, government policies and actions taken by regulatory authorities. Lending activities are influenced by general economic conditions, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in the Company's market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principals Generally accepted in the United States of America ("GAAP") and follow general practices within the industry in which it operates. Application of these principals requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements;

accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. These estimates, assumptions and judgments are necessary when financial instruments are required to be recorded at fair value or when the decline in the value of an asset carried on the balance sheet at historic cost requires an impairment write-down or a valuation reserve to be established.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan and lease portfolio. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The allowance for loan losses is based on two principals of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No.5 *"Accounting for Contingencies"*, that requires losses to be accrued when their occurrence is probable and estimable, and (2) SFAS No. 114 *"Accounting by Creditors for Impairment of a Loan"*, that requires losses be accrued when it is probable that the lender will not collect all principal and interest due under the original term of the loan.

Management believes that the allowance is adequate. However, its determination requires significant judgment, and estimates of the probable losses in the loan and lease portfolio can vary significantly from amounts that actually occur.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented. Average balances are derived from daily balances.

The table also presents information for the periods indicated with respect to the institution's net interest margin, which is net interest income divided by the average balance of interest earning assets. This is an important indicator of commercial bank profitability. The net interest margin is affected by yields on interest earning assets, the costs of interest bearing liabilities and the relative amounts of interest earning assets and interest bearing liabilities. Another indicator of an institution's net interest income is the interest rate spread or the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities.

	Year Ended June 30,					
	2003			2002		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable (1)	$ 115,382	$ 9,354	8.11 %	$ 123,569	$10,415	8.43%
Investment securities(2)	6,321	294	4.65	4,368	252	5.43
Mortgage-backed securities	17,745	954	5.38	5,323	361	6.78
Short-term investments and other interest-earning assets	10,495	162	1.54	16,685	417	2.50
Total interest-earning assets	149,943	10,764	7.18	149,945	11,445	7.62
Non-interest-earning assets	5,382			6,617		
Total assets	$ 155,325			$ 156,562		
Interest-bearing liabilities:						
Deposits (3)	$ 111,934	$ 2,867	2.56	$ 118,081	4,429	3.75
Borrowings	21,695	1,125	5.19	18,754	1,151	6.14
Total interest-bearing liabilities	133,629	3,992	2.99	136,835	5,580	4.08
Non-interest-bearing liabilities	6,499			5,863		
Total liabilities	140,128			142,698		
Total Equity	15,197			13,864		
Total liabilities and retained earnings	$ 155,325			$ 156,562		
Net interest income		$ 6,772			$ 5,865	
Interest rate spread			4.19 %			3.54%
Net interest margin			4.52 %			3.90%
Ratio of average interest-earning assets to average interest-bearing liabilities			112.21 %			109.58 %

(1) Includes nonaccrual loans.
(2) Includes investments required by law
(3) Includes interest-bearing escrow accounts.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by prior year's rate); (ii) changes in rate (changes in rate multiplied by prior year's volume).

	Year Ended June 30,		
	2003 vs. 2002		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(In thousands)		
Interest income:			
Loans receivable	$(673)	$ (388)	$(1,061)
Investment securities	70	(27)	43
Mortgage-backed securities	651	(58)	593
Short-term investments and other interest-earning assets	(126)	(129)	(255)
Total interest-earning assets	(78)	(602)	(680)
Interest expense:			
Deposits (1)	(220)	(1,341)	(1,561)
Borrowings	167	(193)	(26)
Total interest-bearing liabilities	(53)	(1,534)	(1,587)
Change in net interest income	$ (25)	$ 932	$ 907

(1) Includes interest-bearing escrow accounts.
(2) Combined Rate/volume variances, a third element of the calculation, are allocated to the volume and rate variances based on their relative size.

Comparison of Financial Condition at June 30, 2003 and 2002

General. Total assets remained relatively stable, decreasing by $0.9 million or 0.6% to $157.8 million at June 30, 2003 from $158.7 million at June 30, 2002. The decrease was primarily due to and loan payoffs and amortization exceeding new loan production, mainly in the residential loan portfolio. Excess liquidity was invested in mortgage-backed securities.

Loans Receivable. Net loans receivable decreased by $5.1 million or 4.03% to $113.3 million at June 30, 2003 from $118.3 million at June 30, 2002 as the first mortgage portfolio was reduced due to the mortgage re-financing wave resulting from record low interest rates. Residential first mortgages have decreased $10.9 million. Commercial loans have increased $3.4 million, commercial leases $1.6 million and consumer loans have increased $0.8 million. Since the conversion of the Company's primary subsidiary from a mutual savings and loan association to a stock savings bank and later into a commercial bank, the Company has continued to diversify its lending away from the traditional single-family mortgage market.

The following table sets forth selected data relating to the composition of the Company's loan portfolio by type of loan at the dates indicated. At June 30, 2003, the Company had no concentrations of loans exceeding 10% of gross loans other than as disclosed below:

	At June 30,			
	2003		2002	
	Amount	%	Amount	%
	(Dollars in thousands)			
Real estate loans:				
Residential (1)	$ 48,664	40.76%	$ 59,609	47.89%
Commercial	14,622	12.25	15,487	12.44
Construction (2)	4,266	3.57	3,332	2.68
Consumer loans:				
Home improvement	9,161	7.67	9,562	7.68
Home equity loans	3,709	3.11	3,096	2.49
Loans secured by deposits	210	0.18	231	0.19
Other consumer loans	1,984	1.66	1,345	1.08
Commercial loans:				
Commercial loans	17,564	14.70	14,159	11.38
Commercial leases	19,225	16.10	17,643	14.17
	119,405	100.00%	124,464	100.00%
Less:				
Deferred loan origination fees, net of costs	96		66	
Unearned interest consumer loans	408		290	
Unearned interest commercial loans	4,356		3,976	
Purchase accounting discount, net	154		344	
Allowance for loan losses	1,139		1,438	
Total	$ 113,252		$ 118,350	

(1) Does not include loans held for sale.
(2) Net of loans in process.

The following table sets forth certain information at June 30, 2003 regarding the dollar amount of loans maturing or repricing in the Company's portfolio. Demand loans, loans having no stated schedule of repayments and any stated maturity, and overdrafts are reported as due in one year or less. Adjustable-rate and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than the periods in which they mature, and fixed-rate loans are included in the period in which the final contractual repayment is due. The table does not include any estimate of prepayments that significantly shorten the average life of all mortgage loans and may cause the Company's repayment experience to differ from that shown below.

	Due during the year ending June 30, 2004	Due after 1 through 5 years after June 30, 2004	Due after 5 years after June 30, 2004	Total
	(In thousands)			
Real estate loans:				
Residential	$ 387	$ 8,049	$ 40,228	$ 48,664
Commercial	1,094	2,463	11,065	14,622
Construction	3,029	1,237	-	4,266
Consumer loans	11,161	3,903	-	15,064
Commercial loans	17,081	19,708	-	36,789
Total	$ 32,752	$ 35,360	$ 51,293	$ 119,405

The following table sets forth at June 30, 2003 the dollar amount of all loans which may reprice or are due one year or more after June 30, 2003 which have predetermined interest rates and have floating or adjustable interest rates.

	Predetermined Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
Residential	$32,072	$ 16,205	$ 48,277
Commercial	2,810	10,718	13,528
Construction	-	1,237	1,237
Consumer	3,903	-	3,903
Commercial	19,708	-	19,708
Total	$58,493	$ 28,160	$ 86,653

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.

Investment Securities and Mortgage-Backed Securities. U.S. government agency securities decreased to $1.9 million at June 30, 2003 from $2.2 million at June 30, 2002, and other investment securities, primarily corporate bonds increased from $2.5 million to $2.6 million. Mortgage-backed securities increased by $6.1 million in the year ended June 30, 2003 as excess liquidity was invested in ten and fifteen year mortgage-backed securities. Equity securities decreased $218,000 in the year as a result of the issuers being acquired by other financial institutions and other sales.

The following table sets forth the carrying value of the Company's investments at the dates indicated.

	At June 30,	
	2003	2002
	(Dollars in thousands)	
Securities available for sale, at fair value:		
U.S. government and agency securities	$ 1,878	$ 2,244
Equity securities	41	259
Investment securities	2,623	2,503
Mortgage-backed securities	19,843	13,705
Total securities available for sale	24,385	18,711
Investments required by law, at cost:		
FHLB of Atlanta stock	1,010	1,595
FRB of Richmond stock	308	308
Total investments required by law, at cost	1,318	1,903
Total investments	$25,703	$20,614

The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Company's investment portfolio at June 30, 2003.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Market Value	Average Yield
					(Dollars in thousands)						
Securities available for sale:											
Mortgage-backed securities	$ -	- %	$ 113	7.32 %	$ 3,580	4.09 %	$16,150	5.54 %	$ 19,843	$ 19,843	5.29%
U.S. Government & agency	612	1.99	1,266	4.40	-	-	-	-	1,878	1,878	3.61
Corporate Securities	806	4.96	810	5.91	-	-	1,007	5.10	2,623	2,623	5.31
Investments required by law	-	-	-	-	-	-	1,318	4.50	1,318	1,318	4.50
Equity securities	41	1.83	-	-	-	-	-	-	41	41	1.83
Total	$ 1,459	3.63%	$ 2,189	5.11%	$ 3,580	4.09%	$18,475	5.44%	$ 25,703	$25,703	5.12%

Deposits. Total deposits increased by $62,000 or .05% to $119.7 million at June 30, 2003 from $119.6 million at June 30, 2002. Interest-bearing deposits decreased by $0.9 million or 0.8% to $112.8 million at June 30, 2003 from $113.7 million at June 30, 2002. As shown in the following table, certificates of deposit decreased by $1.1 million or 1.7% to $66.1 million at June 30, 2003 from $67.2 million at June 30, 2002. In the same period, money market accounts decreased by $0.4 million or 2.4%. In the interest bearing deposit category, these decreases were somewhat offset by the $0.3 million increase in interest checking and the $0.3 million increase in savings accounts. Non-interest checking balances increased by $1 million or 16.4% to $6.9 million from $5.9 million in the year ended June 30, 2003.

	Year Ended June 30,			
	2003		2002	
	Balance	% Total	Balance	% Total
Savings Accounts	$25,006	20.90%	$ 24,693	20.65%
NOW Checking	7,533	6.30	7,255	6.07
Money Market	14,129	11.81	14,480	12.11
Certificates of Deposit	66,108	55.24	67,254	56.23
Subtotal Interest-bearing deposits	112,776	94.25	113,682	95.06
Non-Interest Checking	6,879	5.75	5,911	4.94
Total Deposits	$119,655	100.00%	$119,593	100.00%

The following tables set forth the average balances based on daily balances and interest rates for various types of deposits as of the dates indicated.

	Year Ended June 30,			
	2003		2002	
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)			
Savings Accounts	$ 24,336	1.01%	$ 23,272	1.68%
NOW checking	7,431	0.61	6,847	1.06
Money market	14,004	1.52	12,693	2.18
Certificates of deposit	65,533	3.61	74,459	4.95
Noninterest-bearing checking	6,606	--	5,045	--
Total	$117,910		$122,316	

The following table indicates the amount of the Company's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2002. At such date, such deposits represented 6.34% of total deposits and had a weighted average rate of 4.08%.

Maturity Period	Certificates of Deposits (In thousands)
Three months or less	$ 1,180
Over three through 12 months	2,527
Over 12 months	3,877
Total	$ 7,584

Borrowings. The Company's borrowings decreased by $2.5 million to $20.2 million at June 30, 2003 from $22.7 million at June 30, 2002. During the year, the Company paid down $4.5 million in Federal Home Loan Bank borrowings and the remaining $1 million in the holding company loan, and borrowed an additional $3.0 million for a mortgage-backed security leverage transaction. At June 30, 2003, the Bank had $19.1 million in an unused credit line at the Federal Home Loan Bank of Atlanta.

The following table sets forth certain information regarding borrowings by the Company at the dates and for the periods indicated: There were no short-term borrowings outstanding in the years ended June 30, 2003 and 2002.

	At June 30,	
	2003	2002
	(Dollars in thousands)	
Amounts outstanding at end of period:		
FHLB advances	$ 20,200	$ 21,700
Other borrowings	-	1,000
Purchase Accounting Discount	(26)	(84)
Weighted average rate paid on:		
FHLB advances	4.82%	6.22%
Other borrowings	-%	4.97%
Maximum amount of borrowings outstanding at any month end:		
FHLB advances	$ 22,700	$ 22,100
Other borrowings	1,000	1,700
Approximate average borrowings outstanding with respect to:		
FHLB advances	$21,264	$17,385
Other borrowings	431	1,369

Comparison of Operating Results for the Years Ended June 30, 2003 and 2002

General. The Company's net income increased by $208,000 or 18.3% to $1.3 million in the year ended June 30, 2003 compared to $1.1 million in the year ended June 30, 2002. The increase in net income was primarily due to lower funding costs offsetting lower interest income, lower non-interest income and higher operating expenses.

Net Interest Income. The Company's net interest income increased by $0.9 million or 15.5% to $6.8 million in the year ended June 30, 2003 from $5.9 million in the year ended June 30, 2002.

The increase in net interest income is primarily attributable to lower rates paid on deposits. As shown in the Rate/Volume Analysis above, the decrease in deposit rates was responsible for $1.3 million of the $1.6 million decrease in interest expense. This offset the $0.7 million decrease in interest income, primarily due to lower rates earned on assets.

The Company's net interest margin increased to 4.52% for the year ended June 30, 2003 from 3.90% for the year ended June 30, 2002. The decrease in yields on earning assets of 44 basis points was offset by a decrease of 109 basis points in the cost of funds.

Interest Income. The Company's total interest income decreased by $680,000 or 6.0% to $10.7 million in the year ended June 30, 2003 from $11.4 million in the year ended June 30, 2002. The decrease in the yields earned on interest earning assets reduced interest income by $602,000. Lower volumes of interest-earning assets reduced interest income by $78,000.

Interest income on loans decreased $1.1 million, or 10.2% during fiscal year 2003. Lower loan volumes were responsible for $673,000 of the decrease while lower rates earned on loans was responsible for $388,000 of the decrease.

Interest income on investment securities increased by $42,000 to $294,000 in fiscal year 2003 as compared to $252,000 in fiscal year 2002. The increase was the result of an increase in average balances offsetting a decrease in the average yields.

Interest income on mortgage-backed securities increased $593,000 or 164.1% to $954,000 in fiscal 2003 from $361,000 in the fiscal year ended June 30, 2002. The higher average balance outstanding of mortgage-backed securities resulted in an increase in interest income of $651,000 that was slightly offset by lower rates earned. The year-to-year increase in the balance of mortgage-backed securities was due to the purchase of $11.0 million in these securities. These purchases were executed in order to invest the proceeds of the payoffs in the residential first mortgage portfolio.

Interest income on short-term investments and other interest earning assets decreased $255,000 or 61.1% to $162,000 in the fiscal year ended June 30, 2003 from $417,000 in the fiscal year ended June 30, 2002. Lower volumes, as this money was used to purchase securities and pay-off borrowings and lower rates were equally responsible for the decline.

Interest Expense. The Company's interest expense decreased by $1.6 million or 28.5% to $4.0 million in fiscal year 2003 from $5.6 million during the fiscal year ended June 30, 2002. As shown in the rate/volume table above, the decrease in rates paid on deposits and the lower average balance of interest-bearing deposits are primarily responsible for this decrease.

Interest expense on deposits decreased $1.5 million or 34.1% to $2.9 million in fiscal year 2003 from $4.4 million in fiscal 2002. Lower rates were responsible for $1.3 million in the decrease and lower average balances of interest-bearing deposits were responsible for $0.2 million of the decrease.

Interest expense on long-term borrowings decreased $26,000 or 2.3% to $1.12 million in the year ended June 30, 2003 from $1.15 million in the year ended June 30, 2002. The impact of lower volumes of borrowings outstanding was offset by the higher average rate on the borrowings.

Provision for Loan losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The method utilized for the determination of the allowance is described in Note 1 of the financial statements.

The provision for loan losses was $531,000 in fiscal year 2003, a decrease of $ 29,000 or 5.2% from the fiscal year 2002 provision of $560,000. Net charge-offs for the year increased 193.3% to $830,000, with significant increases in commercial loan and commercial equipment leases and a reduction in consumer loan charge-offs. The Company's allowance for loan losses decreased as a percentage of total loans outstanding to 1.00% at June 30, 2003 from 1.20% at June 30, 2002. This decrease resulted from the high level of net charge-offs experienced in the year. The Company's allowance for loan losses as a percentage of non-performing loans was 348.3% at June 30, 2003 as compared to 206.5% at June 30, 2002.

The following table shows the activity in the allowance for loan losses in the years ended June 30 2003 and 2002:

	Year Ended June 30,	
	2003	2002
	(Dollars in thousands)	
Balance at beginning of period	$ 1,438	$ 1,161
Loans charged off:		
Real estate mortgage	--	--
Commercial Loan	499	28
Commercial Lease	320	128

Consumer	145	201
Total charge-offs	964	357
Recoveries:		
Real estate mortgage	-	12
Commercial Loan	37	10
Commercial Lease	55	16
Consumer	42	36
Total recoveries	134	74
Net loans charged off	830	283
Provision for loan losses	531	560
Balance at end of period	$ 1,139	$ 1,438
Ratio of net charge-offs to average loans outstanding during the period	0.72%	0.23%
Ratio of loan loss reserve to non-performing loans	348.32%	206.48%

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	As of June 30, 2003		As of June 30, 2002	
	Amount	% of Loans to Total Loans	Amount	% of Loans to to Total Loans
	(Dollars in thousands)			
Real estate mortgage:				
Residential	$ 88	40.8%	$ 111	47.9 %
Commercial	71	12.2	255	12.4
Construction	121	3.6	50	2.7
Consumer and other	114	12.6	227	11.4
Commercial Business	205	14.7	275	11.4
Commercial Lease	248	16.1	380	14.2
Unallocated	291	--	140	--
Total allowance for loan losses	$ 1,139	100.00%	$ 1,438	100.00%

The following table sets forth information with respect to the Company's non-performing assets at the dates indicated.

	At June 30,	
	2003	2002
	(In thousands)	
Loans accounted for on a non-accrual basis: (1)		
Real estate:		
Residential	$ 90	$ 285
Commercial	--	--
Construction	--	--
Consumer	44	--
Commercial Loan/Lease	193	411
Total	$ 327	$ 696
Accruing loans which are contractually past due 90 days or more	$ --	$ --
Total	$ --	$ --
Total non-performing loans	$ 327	$ 696

Percentage of total loans	0.29%	0.58 %
Other non-performing assets (2)	$ 19	$ 128

(1) Non-accrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a non-accrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the collectability of the loan.

(2) Other non-performing assets represents property and equipment acquired by the Company through foreclosure or repossession. This property is carried at the lower of its fair market value less estimated selling costs or the principal balance of the related loan, whichever is lower.

At June 30, 2003, real estate and consumer non-accrual loans consisted of one residential real estate first mortgage loan with a balance of $90,000, a second mortgage on this same property totaling $20,000 and an unrelated second mortgage with a balance of $24,000. Non-accrual loans also include two commercial loans totaling $131,000 of which $77,000 is guaranteed by the Small Business Administration and three commercial lease transactions totaling $62,000.

Except as discussed below, the Company had no loans not classified as non-accrual, 90 days past due or restructured where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may result in disclosure as non-accrual, 90 days past due or restructured. At June 30, the company had a $950,000 loan on undeveloped land that was not delinquent. The property is under contract of sale. The borrowers are keeping the loan current with funds from other sources. A preliminary estimate is that sales proceeds will result in a shortfall to the Bank's lien after transaction costs. The Bank does however, have liens on other properties owned by the borrowers. Once further information on the sales contract is received and the additional collateral analyzed, a charge, if necessary will be taken against the Bank's allowance for loan losses.

At June 30, 2003, the Company had $19,000 in repossessed construction and warehouse equipment. The Company believes that proceeds from the sale of this equipment will be adequate to pay-off the balance.

Non-interest Income. The Company's noninterest income consists of loan fees and service charges and net gains and losses on sales of investment securities, mortgage-backed securities, loans and repossessed assets. Total noninterest income decreased by $298,000 or 34.4% to $568,000 in fiscal year 2003 as compared to $866,000 in fiscal year 2002. The decrease was primarily a result of the $337,000 gain on the sale of loans recognized in the year ended June 30, 2002. This was a one-time sale of residential mortgages. In the year ended June 30, 2003, the Bank recognized gains of $14,000 on loans originated for sale. Gains on sale of investments of $139,000 were recognized in the year ended June 30, 2003 as compared to $174,000 in the year ended June 30, 2002. Fees and service charges increased $49,000 or 14.8% due to primarily to higher balances of transaction accounts.

Non-interest Expense. The Company's total noninterest expense increased by $361,000, or 8.3%, to $4.7 million during fiscal 2003, as compared to $4.4 million in fiscal 2002. The Company experienced a $109,000, or 4.2% increase in compensation and employee benefits expense during fiscal 2003, a $217,000 or 114.1% increase in professional fees, a $32,000 or 13.9% decrease in equipment expenses, a $24,000 or 12.2% increase in occupancy costs. a $19,000 or 13.8% decrease in advertising expense and a $41,000 or 5.9% increase in other operating expenses. Salaries and benefits expense increased primarily due to regular salary increases, increased benefit costs and small staff additions. Professional fees increased primarily due to costs related to the workout of problem loans. Of the $217,000 increase in professional fees experienced in the year ended June 30, 2003, $176,000 are directly attributable to assistance in working out problem loans. The majority of the remaining increase is attributable to the cost of a consultant hired to assist the Company in selecting a new core-processing vendor. This decision has been made and a conversion is scheduled for October 2003. Equipment and maintenance expense decreased primarily to the hiring of an internal information technology person. Of the $41, 000 increase in other operating expenses, $37,000 can be attributable to one fraudulent check. The Bank is pursuing legal action to recover this amount.

Asset/Liability Management

The Company's net income is largely dependent on the Bank's net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest bearing deposits, other liabilities, and stockholders' equity.

The Company has established an Asset/Liability Management Committee ("ALCO") that currently is comprised of four non-employee directors, the President, the Senior Vice President and the Chief Financial Officer. This Committee meets on a monthly basis and reviews the maturities of the Company's assets and liabilities and establishes policies and strategies designed to regulate the Company's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Company's assets and liabilities is to maintain an acceptable net interest margin while reducing the net effects of changes in interest rates.

Management's principal strategy in managing the Company's interest rate risk has been to maintain short and intermediate-term assets in portfolio, including locally originated adjustable-rate commercial real estate and commercial business loans. In addition, the Company has available for sale investment and mortgage-backed securities, carried at fair value, totaling $24.4 million as of June 30, 2003. The Company is holding these investment securities as available for sale because it may sell these securities prior to maturity should it need to do so for liquidity or asset and liability management purposes.

The Company's Board of Directors is responsible for reviewing the Company's asset and liability management policies. The Asset/Liability Management Committee reports to the Board monthly on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies of the Board of Directors with respect to the Company's asset and liability goals and strategies.

The Bank's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities at June 30, 2003, is presented in the following table. The table was derived using assumptions which management believes to be reasonable.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2003 that are expected to mature or reprice in each of the time periods shown.

	Three Months or Less	Over Three Months Through One Year	Over One Through Five Years	Over Five Through Ten Years	Over Ten Through Twenty Years	Over Twenty Years	Total
			(Dollars in thousands)				
Rate sensitive assets:							
Loans receivable	$39,513	$27,009	$46,587	$ 4,868	$ 1,321	$ 107	$119,405
Mortgage-Backed securities	3,245	2,632	9,281	3,190	1,307	188	19,843
Investment securities	47	540	2,954	-	1,001		4,542
Short-term investments and other interest-earning assets	12,948	96	288	-	-	-	13,332
Total	55,753	30,277	59,110	8,058	3,629	295	157,122
Rate sensitive liabilities:							
Deposits	28,936	26,184	54,000	9,248	1,077	210	119,655
Borrowings	4,000	3,000	5,100	8,100	-	-	20,200
Total	32,936	29,184	59,100	17,348	1,077	210	139,855
Interest sensitivity gap	$22,817	$ 1,093	$ 10	$(9,290)	$ 2,552	$ 85	
Cumulative interest sensitivity gap	$22,817	$23,910	$ 23,920	$ 14,630	$17,182	$17,267	
Ratio of cumulative gap to total assets	14.46%	15.15%	15.16%	9.27 %	10.89 %	10.94%	

The interest rate-sensitivity of the Company's assets and liabilities illustrated in the table above could vary substantially if different assumptions were used or actual experience differs from the assumptions used. If passbook and NOW accounts were assumed to mature in one year or less, the Company's one-year negative gap would have increased.

Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The Company utilizes two additional measures of risk. These are quantitative measures of the percentage change in net interest income and equity capital resulting from a hypothetical change of plus or minus 200 basis points in market interest rates for maturities from one day to thirty years. As of June 30, 2003, the Bank had the following estimated sensitivity profile for net interest income and fair value of equity:

	+ 200 basis points	-100 basis points	Policy Limit
% Change in Net Interest Income	-0.8 %	-3.5 %	±10.0%
% Change in Fair Value of Equity	-10.0 %	-1.3 %	±25.0%

Liquidity and Capital Resources

An important component of the Company's asset/liability structure is the level of liquidity available to meet the needs of customers and creditors. The Company's Asset/Liability Management Committee has established general guidelines for the maintenance of prudent levels of liquidity. The Committee continually monitors the amount and source of available liquidity, the time to acquire it and its cost.

The Company's most liquid assets are cash on hand, interest-bearing deposits and Federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At June 30, 2003, the Company's cash on hand, interest bearing deposits and Federal funds sold totaled $14.2 million.

The Company anticipates that it will have sufficient funds available to meet its current loan origination, and unused lines-of-credit commitments of approximately $1.6 million and $4.7 million, respectively. Certificates of deposit that are scheduled to mature in less than one year at June 30, 2003 totaled $34.0 million. Historically, a high percentage of maturing deposits have remained with the Company.

The Company's primary sources of funds are deposits, borrowings and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The Company, as the holding company for the Bank, has an annual cash requirement of approximately $418,000 for the payment of common and preferred dividends. The only source of funds for the holding company is dividends from the Bank. The amount of dividends that can be paid to the holding company from the bank is limited by the earnings of the bank.

At June 30, 2003, the Company exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Company's regulatory compliance at June 30, 2003.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total Capital (to Risk Weighted Assets)	$ 14,416	14.58 %	$ 7,912	8.0%	$ 9,890	10.0%
Tier 1 Capital (to Risk Weighted Assets)	13,277	13.43	3,956	4.0	5,934	6.0
Tier 1 Capital (to Average Assets)	13,277	8.56	6,205	4.0	7,756	5.0

Contingencies and Off-Balance Sheet Items

The Company is party to financial instruments with off-balance sheet risk including commitments to extend credit under both new facilities and under existing lines of credit. Commitments to fund loans typically expire after 60 days, commercial lines of credit are subject to annual reviews and home equity lines of credit are generally for a term of 20 years. These instruments contain, to varying degrees, credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	June 30, 2003	June 30, 2002
	(dollars in thousands)	
Commitments to originate new loans	$1,566	$4,512
Undisbursed lines of credit	4,720	3,878
Financial standby letters of credit	958	669

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in The United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Anderson Associates, LLP

Certified Public Accountants
7621 Fitch Lane
Baltimore, Maryland 21236
410-882-8050

Independent Auditors' Report

The Stockholders and The Board of Directors
Patapsco Bancorp, Inc.
Dundalk, Maryland

We have audited the consolidated statements of financial condition of Patapsco Bancorp, Inc. and Subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the two year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patapsco Bancorp, Inc. and Subsidiaries as of June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the two years in the two year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Anderson Associates LLP

August 6, 2003
Baltimore, Maryland

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition

June 30, 2003 and 2002

	2003	2002
Assets		
Cash:		
On hand and due from banks	$ 2,193,246	3,660,638
Interest bearing deposits	5,488,697	7,464,183
Federal funds sold	6,525,000	3,732,000
Investment securities at fair value (note 2)	4,541,938	5,005,955
Mortgage-backed securities at fair value (note 3)	19,843,414	13,705,241
Loans receivable, net (note 4)	113,251,659	118,349,734
Investment required by law, at cost (note 9)	1,318,350	1,903,350
Property and equipment, net (note 5)	997,646	1,056,806
Goodwill (note 13)	1,869,691	1,869,691
Deferred taxes (note 8)	356,332	699,125
Accrued interest, prepaid expenses and other assets	1,418,868	1,288,860
	$157,804,841	158,735,583
Liabilities and Stockholders' Equity		
Liabilities:		
Interest bearing deposits (note 6)	$112,776,166	113,682,321
Noninterest bearing deposits	6,878,914	5,910,312
Borrowings (note 7)	20,174,389	22,616,019
Accrued expenses and other liabilities	2,070,113	1,925,523
Total liabilities	141,899,582	144,134,175
Temporary equity – ESOP shares subject to put option(note 11)	776,996	671,724
Stockholders' equity (notes 9, 10 and 11):		
Preferred stock-Series A Noncumulative Convertible Perpetual $0.01 par value; authorized 1,000,000 shares with a liquidation preference of $25 per share; 99,734 and 100,166 outstanding at June 30, 2003 and June 30, 2002, respectively	997	1,002
Additional paid-in-capital	2,494,695	2,505,495
Common stock $0.01 par value; authorized 4,000,000 shares; issued and outstanding 412,634 shares at June 30, 2003 and 373,613 shares at June 30, 2002	4,126	3,736
Additional paid-in capital	3,081,676	2,020,324
Contra equity - Employee Stock Option Plan (ESOP)	(55,532)	(119,537)
Deferred compensation - Rabbi Trust	(77,544)	(77,544)
Obligation under Rabbi Trust	249,976	249,976
Retained earnings, substantially restricted	9,070,227	9,207,460
Accumulated other comprehensive income, net of taxes	359,642	138,772
Total Stockholders' Equity – including Temporary Equity	15,905,259	14,601,408
Commitments (notes 4, 5, 7, 10 and 11)		
	$157,804,841	158,735,583

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended June 30, 2003 and 2002

	2003	2002
Interest income:		
Loans receivable (note 4)	$ 9,353,840	10,415,229
Mortgage-backed securities	953,881	361,170
Investment securities	294,458	251,639
Federal funds sold and other investments	162,014	416,693
Total interest income	10,764,193	11,444,731
Interest expense:		
Deposits	2,867,683	4,422,358
Interest on short term borrowing	-	6,597
Interest on long term debt	1,124,719	1,150,842
Total interest expense	3,992,402	5,579,797
Net interest income	6,771,791	5,864,934
Provision for losses on loans (notes 1 and 4)	530,600	560,000
Net interest income after provision for losses on loans	6,241,191	5,304,934
Noninterest income:		
Fees and service charges	384,314	334,836
Net (loss) on sales of other real estate owned	(3,071)	--
Gain on sale of investment and mortgage-backed securities (notes 2 and 3)	138,489	174,470
Gain on sale of loans held-for-sale	14,167	337,025
Other	34,038	19,788
Total noninterest income	567,937	866,119
Noninterest expenses:		
Compensation and employee benefits	2,718,139	2,609,419
Insurance	71,095	62,733
Professional fees	406,471	189,826
Equipment expenses	201,405	233,781
Net occupancy costs	221,124	197,133
Advertising	117,282	135,989
Data processing	217,856	203,948
Other	723,428	682,852
Total noninterest expenses	4,676,800	4,315,681
Income before income taxes	2,132,328	1,855,372
Income tax provision (note 8)	787,546	718,458
Net income	$1,344,782	1,136,914
Net income per share of common stock (note 1):		
Basic	$ 2.81	2.38
Diluted	2.41	2.08

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended June 30, 2003 and 2002

	Preferred Stock	Additional Paid-In Capital Preferred	Common Stock	Additional Paid-In Capital	Contra-Equity ESOP	Temp. Equity ESOP Shares Subject to Put	Contra-Equity MRP	Rabbi Trust	Retained Earnings	Accumulated Other Comprehensive Income, Net of Taxes	Total Stockholders' Equity
Balance at July 1, 2001	$ 1,061	2,650,733	3,330	1,009,626	(185,695)	620,311	(60,610)	(77,544)	9,331,919	131,689	13,424,820
Comprehensive income											
Net income	-	-	-	-	-		-	-	1,136,914	-	-
Adjustment to unrealized net holding gains on available-for-sale portfolios, net (note 1)	-	-	-	-	-		-	-	-	113,998	-
Reclassification adjustments for gains included in net income, net of taxes of $67,555	-	-	-	-	-		-	-	-	(106,915)	
Comprehensive income	-	-	-	-	-		-	-	-	-	1,143,997
Compensation under stock-based benefit plans	-	-	-	42,538	66,158		60,610	-	-	-	169,306
Cash dividends declared ($.56 per share)	-	-	-	-	-		-	-	(388,460)	-	(388,460)
Common Stock Dividend			334	872,579					(872,913)		
Options exercised	-	-	33	57,374	-		-	-	-	-	57,407
Purchase of preferred stock	(23)	(55,615)									(55,638)
Transfer to temporary equity	-	-	-	(51,413)	-	51,413	-	-	-	-	-
Obligation under Rabbi Trust	-	-	-	-	-		-	249,976	-	-	249,976
Conversion of Preferred to Common	(36)	(89,623)	39	89,620	-		-	-	-	-	-
Balance at June 30, 2002	1,002	2,505,495	3,736	2,020,324	(119,537)	671,724	-	172,432	9,207,460	138,772	14,601,408
Comprehensive income											
Net income	-	-	-	-	-		-	-	1,344,782	-	-
Adjustment to unrealized net holding gains available-for-sale portfolios, net (note 1)	-	-	-	-	-		-	-	-	308,215	-
Reclassification adjustments for gains included in net income, net of taxes of $51,444										(87,345)	
Comprehensive income	-	-	-	-	-		-	-	-	-	1,565,652
Compensation under stock-based benefit plans	-	-	-	68,799	64,005		-	-	-	-	132,804
Cash dividends declared ($0.56 per share)	-	-	-	-	-		-	-	(411,071)	-	(411,071)
Common Stock Dividend			376	1,070,568					(1,070,944)	-	-
Options exercised	-	-	10	16,456	-		-	-	-	-	16,466
Transfer to temporary equity	-	-	-	(105,272)	-	105,272	-	-	-	-	-
Conversion of Preferred to Common	(5)	(10,800)	4	10,801	-		-	-	-	-	-
Balance at June 30, 2003	997	2,494,695	4,126	3,081,676	(55,532)	776,996	-	172,432	9,070,227	359,642	15,905,259

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,344,782	1,136,914
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	183,036	149,715
Provision for losses on loans	530,600	560,000
Provision for loss on foreclosed real estate	--	10,000
Non-cash compensation under stock-based benefit plans	132,804	169,306
Amortization of premiums and discounts, net	(74,831)	142,330
Deferred loan origination fees, net of costs	170,157	19,971
Proceeds from sale of loans-held-for-sale	1,439,074	10,251,164
Disbursements on loans held for sale	(1,424,907)	--
Gain on sale of investment securities	(138,489)	(174,470)
Gain on sale of loans held-for-sale	(14,167)	(337,025)
Loss on sale of real estate owned	3,071	--
(Decrease) increase in accrued interest, deferred taxes, prepaid expenses and other assets	(54,670)	425,150
Increase (decrease) in accrued expenses and other liabilities	144,590	(915,968)
Net cash provided by operating activities	2,241,050	1,185,923
Cash flows from investing activities:		
Purchase of certificate of deposit	--	(99,000)
Purchase of investment securities	(2,718,308)	(4,755,665)
Proceeds from sale/redemption of investment securities	3,321,961	2,004,510
Purchase of mortgage-backed-securities	(12,361,805)	(10,000,000)
Principal repayments on mortgage-backed securities	6,538,565	2,023,423
Loan principal disbursements, net of repayments	4,556,707	8,834,366
Proceeds from sale of real estate owned	124,839	--
Redemption of investment required by law	585,000	--
Purchases of property and equipment	(123,876)	(13,096)
Net cash (used in)/provided by investing activities	$ (76,917)	8,245,702

(Continued)

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from financing activities:		
Net increase (decrease) in deposits	$ 80,594	(4,347,744)
Purchase of preferred stock	--	(55,638)
Stock options exercised	16,466	57,407
Net decrease in borrowings	(2,500,000)	(1,100,000)
Dividends paid	(411,071)	(388,460)
Net cash(used in) provided by financing activities	(2,814,011)	(5,834,435)
Net increase (decrease) in cash and cash equivalents	(649,878)	3,597,190
Cash and cash equivalents at beginning of year	14,373,821	10,776,631
Cash and cash equivalents at end of year	$13,723,943	14,373,821

The Following is a Summary of Cash and Cash Equivalents:		
Cash on hand and due from banks	$ 2,193,246	3,660,638
Interest bearing deposits in other banks	5,488,697	7,464,183
Federal funds sold	6,525,000	3,732,000
	14,206,943	14,856,821
Less - Certificates of deposit maturing in 90 days or more included in interest bearing deposits in other banks	(483,000)	(483,000)
Cash and cash equivalents reflected on the Statement of Cash Flows	$13,723,943	14,373,821

Supplemental information:		
Interest paid on savings deposits and borrowed funds	$ 3,992,402	5,579,797
Income taxes paid	760,400	820,400
Preferred stock converted to common stock	10,805	89,659
Common Stock Dividend	1,070,945	872,913
Transfer ESOP shares to temporary capital	105,273	51,413

See accompanying notes to consolidated financial statements.

(1) **Basis of Presentation and Summary of Significant Accounting Policies**

Description of Business

Patapsco Bancorp, Inc. (the Company) is the holding company of The Patapsco Bank (Patapsco). Patapsco owns 100% of Prime Business Leasing, Inc. (Prime Leasing) and Patapsco Financial Services, Inc. (Financial). The primary business of Patapsco is to attract deposits from individual and corporate customers and to originate residential and commercial mortgage loans, commercial loans and consumer loans, primarily in the Greater Baltimore Metropolitan area. Patapsco is subject to competition from other financial and mortgage institutions in attracting and retaining deposits and in making loans. Patapsco is subject to the regulations of certain agencies of the federal government and undergoes periodic examination by those agencies. The primary business of Prime Leasing is the origination and servicing of commercial leases. The primary business of Financial is the sale of consumer investments.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Patapsco, Prime Leasing and Financial. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and income and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with this determination, management obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

Management believes that the allowance for loan losses is adequate. While management uses and considers available information in making the required estimates, additional provisions for losses may be necessary based on changes in economic conditions, particularly in Baltimore and the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Patapsco's allowance for loan losses. Such agencies may require Patapsco to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

Cash equivalents include cash, federal funds sold and interest bearing deposits in other bank with an original maturity of 90 days or less. Cash equivalents and other liquidity and short-term investments are carried at cost, which approximates market value.

Investment and Mortgage-Backed Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt and equity securities not classified as held-to-maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments not classified as held-to-maturity or trading are considered available-for-sale and are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects.

If a decline in value of an individual security classified as held-to-maturity or available-for-sale is judged to be other than temporary, the cost basis of that security is reduced to its fair value and the amount of the write-down is included in earnings. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. For purposes of computing realized gains or losses on the sales of investments, cost is determined using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using the interest method.

Loans Held For Sale

Loans held for sale are carried at the lower of aggregate cost or market value. Market value is determined based on outstanding investor commitments or, in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined using the specific identification method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation computed by use of straight-line and accelerated methods over the estimated useful lives of the related assets. Additions and betterments are capitalized and costs of repairs and maintenance are expensed when incurred. The related costs and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

Loan Fees

Loan origination fees are deferred and amortized to income over the contractual lives of the related loans using the interest method. Certain incremental direct loan origination costs are deferred and recognized over the contractual lives of the related loans using the interest method as a reduction of the loan yield. Deferred fees and costs are combined where applicable and the net amount is amortized.

Allowance for Loan Losses

The allowance for loan losses ("allowance") represents an amount that in the judgment of management, will be adequate to absorb probable losses on outstanding loans and leases that may become uncollectible. The allowance represents an estimate made based upon two principals of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No.5 "Accounting for Contingencies", that requires losses to be accrued when their occurrence is probable and estimable, and (2) SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", that requires losses be accrued when it is probable that the lender will not collect all principal and interest due under the original term of the loan. The adequacy of the allowance is determined through careful evaluation of the loan portfolio. This determination is inherently subjective and requires significant estimates, including estimated losses on pools of homogeneous loans based on historical loss experience and consideration of the current economic environment that may be subject to change. Loans and leases deemed uncollectible are charged against the allowance and recoveries of previously charged-off amounts are credited to it. The level of the allowance is adjusted through the provision for loan loss that is recorded as a current period expense.

The methodology for assessing the appropriateness of the allowance includes a specific allowance, a formula allowance and a nonspecific allowance. The specific allowance is for risk rated credits on an individual basis. The formula allowance reflects historical losses by credit category. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the specific allowance or the formula allowance. The factors used in determining the nonspecific allowance include trends in delinquencies, trends in volumes and terms of loans, the size of loans relative to the allowance, concentration of credits, the quality of the risk identification system and credit administration and local and national economic trends.

In accordance with the provisions of Statement of Financial Accounting Standards No. 114, Accounting for Creditors for Impairment of a Loan, as amended by Statement 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (collectively referred to as "Statement 114"), Patapsco determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that Patapsco will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if Patapsco expects to collect all amounts due, including past-due interest. Patapsco generally considers a period of delay in payment to include delinquency up to and including 90 days. Statement 114 requires that impaired loans be measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Statement 114 is generally applicable for all loans except large groups or smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and certain restructured residential loans. In addition, impaired loans are generally loans which management has placed in nonaccrual status since loans are placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past-due.

Patapsco recognized interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

Real Estate Acquired Through Foreclosure and Other Repossessed Assets

Real estate acquired through foreclosure (REO) and other repossessed assets are initially recorded at the lower of cost or estimated fair value and subsequently at the lower of book value or fair value less estimated costs to sell. Costs relating to holding such property are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached. REO, which is included in other assets totaled $0 and $127,910 at June 30, 2003 and June 30, 2002, respectively. Other repossessed assets, which are also included in other assets totaled $18,760 and $0 at June 30, 2003 and June 30, 2002, respectively.

Income Taxes

Deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets (including tax loss carry forwards) are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors.

The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Net Income per Share of Common Stock

Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities,
unless the effect is to reduce a loss or increase earnings per share. No adjustments were made to net income (numerator) for all periods presented. Shares outstanding and per share numbers have been restates to reflect the 10% common stock dividends issued in December of 2002 and 2001.

	Year ended			
	June 30, 2003		June 30, 2002	
	Basic	Diluted	Basic	Diluted
Net income	$1,344,782	1,344,782	1,136,914	1,136,914
Preferred Stock Dividends	187,294	-	186,373	-
Net Income Available to Common	1,157,489	1,344,782	950,541	1,136,914
Weighted average shares outstanding	411,662	411,662	399,223	399,223

Diluted securities:				
Preferred Stock	-	120,930	-	124,907
MRP shares	-	-	-	575
Options	-	25,526	-	21,744
Adjusted weighted average shares	411,662	558,118	399,223	546,449
Per share amount	$ 2.81	2.41	2.38	2.08

Stock-Based Compensation

In October 1995, the FASB issued Statement of Financial Standards No. 123 (Statement 123), *Accounting for Stock-Based Compensation*. Statement 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. Statement 123 allows companies to account for stock-based compensation either under the new provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of Statement 123 had been adopted. The Company has continued to account for its stock-based compensation in accordance with APB 25. Information required by Statement 123 regarding the Company's stock-based compensation plans is provided in note 11.

Employee Stock Ownership Plan

Patapsco recognizes the cost of the ESOP in accordance with AICPA Statement of Position Employers' Accounting for Employee Stock Ownership Plans. As shares are released from collateral, Patapsco reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Reclassification and Restatement

Certain prior year's amounts have been reclassified to conform to the current year's presentation.

(2) Investment Securities

Investment securities, classified as available-for-sale, are summarized as follows as of June 30:

	2003			
	Amortized Cost	Unrealized gains	Unrealized Losses	Fair value
Equity securities	$ 47,951	-	7,189	40,762
Corporate Bonds	2,600,000	26,160	2,961	2,623,199
U.S. Government and Agency	1,854,489	23,488	-	1,877,977
	$4,502,440	49,648	10,150	4,541,938
	2002			
Equity securities	$ 223,734	41,563	6,010	259,287
Corporate Bonds	2,500,000	8,970	5,985	2,502,985
U.S. Government and Agency	2,251,309	10,630	18,256	2,243,683
	4,975,043	61,163	30,251	5,005,955

The equity investments have no stated maturity. The scheduled maturities of other investments available for sale at June 30, 2003 are as follows:

	2003	
	Amortized Cost	Fair Value
Due in one to five years	$2,204,489	2,229,076
Due after five through ten years	1,250,000	1,265,480
Due after ten years	1,000,000	1,006,620
	$4,454,489	4,501,176

Accrued interest receivable balances at June 30, 2003 and 2002 were $44,521 and $34,500, respectively.

In fiscal year 2003, the Company received proceeds of $2,320,847 from the sale of corporate, government and agency and equity securities resulting in gross gains of $138,489.

In fiscal year 2002, the Company received proceeds of $2,004,510 from the sale of corporate and agency securities resulting in gross gains of $174,471.

(3) **Mortgage-Backed Securities**

Mortgage-backed securities, classified as available-for-sale, are summarized as follows as of June 30:

	2003			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Government National Mortgage Association (GNMA)	$ 1,846,108	110,774	-	1,956,882
Federal National Mortgage Association (FNMA)	9,355,351	242,982	5,466	9,592,867
Federal Home Loan Mortgage Corporation (FHLMC)	8,094,937	198,728	-	8,293,665
	$19,296,396	552,484	5,466	19,843,414
	2002			
Government National Mortgage Association (GNMA)	$3,452,205	114,347	-	3,566,552
Federal National Mortgage Association (FNMA)	7,093,273	52,904	-	7,146,177
Federal Home Loan Mortgage Corporation (FHLMC)	2,964,574	27,938	-	2,992,512
	$13,510,052	195,189	-	13,705,241

Accrued interest receivable at June 30, 2003 and June 30, 2002 was $87,947 and $68,729, respectively.

There were no sales of mortgage-backed securities in 2003 or 2002.

(4) **Loans Receivable**

Loans receivable and accrued interest receivable thereon are summarized as follows as of June 30:

	2003	2002
Real estate secured by first mortgage:		
Residential	$48,664,287	59,609,316
Commercial	14,622,038	15,487,336
Construction, net of loans in process	4,266,488	3,331,977
	67,552,813	78,428,629

Home improvement loans	9,160,788	9,562,248
Commercial loans	17,563,591	14,158,551
Home equity loans	3,709,040	3,096,376
Commercial leases	19,224,610	17,643,326
Loans secured by deposits	209,890	230,956
Consumer loans	1,984,357	1,344,524
	119,405,089	124,464,610

	2003	2002
Less:		
Deferred loan origination fees, net of costs	$ 96,078	66,162
Unearned interest consumer loans	408,489	290,314
Unearned interest commercial leases	4,356,278	3,975,799
Purchase accounting discount, net	153,594	344,528
Allowance for loan losses	1,138,991	1,438,073
Loans receivable, net	$113,251,659	118,349,734

Accrued interest receivable on loans was $585,000 and $693,000 at June 30, 2003 and 2002, respectively.

A substantial portion of the Company's loans receivable are mortgage loans secured by residential real estate properties. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. On first mortgage loans, the Company does not lend more than 95% of the appraised value of an owner occupied residential property and in instances where the Company lends more than 80% of the appraised value, private mortgage insurance is required. For investor loans on residential property (not owner occupied) the Company generally does not lend more than 75% of the appraised value.

The Company also originates leases with its commercial customers. Leases are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. Direct costs for the origination of leases for the years ended June 30, 2003 and 2002 were $36,850 and $35,400, respectively.

The Company's residential lending operations are focused in the State of Maryland, primarily the Baltimore Metropolitan area. While residential lending is generally considered to involve less risk than other forms of lending, payment experience on these loans is dependent to some extent on economic and market conditions in the Company's primary lending area.

The purchase accounting discount results from the November 2000 acquisition of Northfield Bancorp and its subsidiary, Northfield Federal Savings Bank. The purchase discount was determined by comparing the fair market values of the loans purchased to their carrying values on the books of the acquired entity, before consideration of uncollectibility. Fair market values were determined through the use of a discounted cash-flow analysis. The discount is being amortized against interest income using the level-yield method.

Impairment of loans having recorded investments of $327,037 and $696,477 at June 30, 2003 and 2002 respectively has been recognized in conformity with SFAS No. 114. The average recorded investment in impaired loans during 2003 and 2002 respectively was $959,968 and $686,650. There was an allowance for losses related to those loans of $261,000 and $ 154,000 at June 30, 2003 and 2002, respectively. The amount of interest that would have been recorded on impaired loans at June 30, 2003 and 2002, respectively had the loans performed in accordance with their terms was approximately $119,128 and $57,950, respectively. The actual interest income recorded on these loans during 2003 and 2002 was $55,500 and $32,960, respectively. The Company is not obligated to lend any additional monies to the aforementioned impaired loans.

The Company, through its normal asset review process, classifies certain loans which management believes involve a degree of risk warranting additional attention. These classifications are special mention, substandard, doubtful and loss. At June 30, 2003 loans classified special mention, substandard and doubtful totaled approximately $2,573,000, $410,300 and $160,600. No loans were classified loss at June 30, 2003.

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2003	2002
Balance at beginning of year	$1,438,073	$ 1,160,612
Provision for losses on loans	530,600	560,000
Charge-offs	(963,643)	(356,537)
Recoveries	133,961	73,998
Balance at end of year	$ 1,138,991	$1,438,073

Commitments to extend credit are agreements to lend to customers, provided that terms and conditions of the commitment are met. Commitments are generally funded from loan principal repayments, excess liquidity and savings deposits. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Substantially all of the Company's outstanding commitments at June 30, 2003 and 2002 are for loans, which would be secured by various forms of collateral with values in excess of the commitment amounts. The Company's exposure to credit loss under these contracts in the event of non-performance by the other parties, assuming that the collateral proves to be of no value, is represented by the commitment amounts.

Outstanding commitments to extend credit, which generally expire within 60 days, are as follows:

	2003	
	Fixed rate	Floating rate
Commercial business and lease loans	$1,215,978	350,000
Undisbursed lines of credit	-	4,719,716
	2002	
Commercial business and lease loans	1,661,796	2,800,000
Home Equity Loans	-	50,000
Undisbursed lines of credit	-	3,878,098

Standby letters of credit are conditional commitments issued by Patapsco to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Patapsco holds collateral supporting those commitments for which collateral is deemed necessary.

As of June 30, 2003 and June 30, 2002, Patapsco had outstanding letters of credit of $958,308 and $669,194, respectively.

As of June 30, 2003 and 2002, Patapsco was servicing loans for the benefit of others, approximately $3,222,235 and $1,225,252, respectively.

(5) Property and Equipment

Property and equipment are summarized as follows at June 30:

	2003	2002	Estimated Useful lives
Land	$ 173,404	153,404	-
Building and improvements	1,128,749	1,055,803	40 years
Leasehold improvements	117,249	117,249	3 – 10 years
Furniture, fixtures and equipment	1,744,321	1,675,473	3 - 10 years
Total, at cost	3,163,723	3,001,929	
Less accumulated depreciation	2,166,077	1,945,123	
Property and equipment, net	$ 997,646	1,056,806	

Rent expense was $60,036 and $58,053 in the years ended June 30, 2003 and June 30, 2002, respectively.

At June 30, 2003, the minimal rental commitments under noncancellable operating leases are as follows:

Year ended June 30,

2004	62,374
2005	45,150
2006	45,150

(6) Deposits

The aggregate amount of jumbo certificates, each with a minimum denomination of $100,000, was approximately $7,584,000 and $7,601,000 in 2003 and 2002, respectively.

At June 30, 2003, the scheduled maturities of certificates are as follows:

Under 12 months	$ 33,774,000
12 months to 24 months	18,492,000
24 months to 36 months	4,056,000
36 months to 48 months	4,992,000
48 months to 60 months	2,081,000
Greater than 60 months	2,868,000
	$ 66,263,000

(7) Borrowings

At June 30, 2003 and 2002, the Company has an agreement under a blanket-floating lien with the Federal Home Loan Bank of Atlanta providing the Company a line of credit of $39.3 and $38.3 million, respectively. At June 30, 2003, and 2002 the Bank has a Federal Funds accommodation with the Bankers Bank of Atlanta, GA of $4.9 million and $3.0, respectively. The Company is required to maintain as collateral for its FHLB advances qualified mortgage loans in an amount equal to 175% of the outstanding advances. The Company's borrowing outstanding of $1 million at June 30, 2002 with the Bankers Bank of Atlanta, GA. has been paid off. At June 30, 2003, all borrowings are at fixed rates. At June 30, 2002, the rate on a $1million borrowing was adjustable.

At June 30, the scheduled maturities of borrowings are as follows:

	2003		2002	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Under 12 months	$ 4,000,000	4.45%	4,500,000	5.55%
12 months to 24 months	3,000,000	4.42	4,000,000	4.45
24 months to 36 months	2,100,000	5.74	3,000,000	4.42
36 months to 48 months	-	-	2,100,000	5.74
48 months to 60 months	-	-	-	
60 months to 120 months	11,100,000	4.89	9,100,000	5.32
	$20,200,000	4.82%	22,700,000	5.13%

(8) Income Taxes

The provision for income taxes is composed of the following for the years ended June 30:

	2003	2002
Current:		
Federal	$485,127	477,385
State	99,152	106,592
	584,279	583,977
Deferred:		
Federal	164,685	109,487
State	38,582	24,994
	203,267	134,481
	$ 787,546	718,458

The net deferred tax assets consist of the following at June 30:

	2003	2002
Allowance for losses on loans	$ 439,879	555,384
Deferred compensation	266,862	256,105
Purchase accounting adjustment	72,690	167,358
Other, net	8,064	20,922
Total deferred tax assets	787,495	999,769
Unrealized holding gains	(226,845)	(87,319)
Federal Home Loan Bank stock dividends	(133,311)	(133,311)
Accumulated depreciation	(53,350)	(65,350)
Other,net	(17,657)	(14,664)
Total deferred tax liabilities	(431,163)	(300,644)
Net deferred tax assets	$ 356,332	699,125

A reconciliation of the income tax provision and the amount computed by multiplying income before income taxes by the statutory Federal income tax rate of 34% is as follows for the years ended June 30:

	2003	2002
Tax at statutory rate	$ 724,992	630,826
State income taxes, net of Federal income tax benefit	90,905	86,847
Other	(28,351)	785
Income tax provision	$ 787,546	718,458

The Company has qualified under provisions of the Federal Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts based on actual bad debt experience. Therefore, the provision for bad debts deducted from taxable income for Federal income tax purposes was based on the experience method.

(9) Regulatory Matters

The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $100,000. Patapsco pays an annual premium to provide for this insurance. Patapsco is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta equal to at least 1% of the unpaid principal balances of its residential mortgage loans, 3% of its total assets or 5% of its outstanding advances to Patapsco, whichever is greater. Purchases and sales of stock are made directly with Patapsco at par value.

Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.7 million of transaction accounts, reserves equal to 3% must be maintained on the next $47.8 million of transaction accounts, and a reserve of 10% plus $1,434,000 must be maintained against all remaining transaction accounts. These reserve requirements are subject to adjustments by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At June 30, 2003 the Bank met its reserve requirements.

Patapsco is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Patapsco's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Patapsco must meet specific capital guidelines that involve quantitative measures of Patapsco's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Patapsco's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In addition, the Bank and the Company must maintain minimum capital and other requirements of regulatory authorities when declaring or paying dividends. The Bank and the Company have complied with such capital requirements.

Quantitative measures established by regulation to ensure capital adequacy require Patapsco to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 2003, that Patapsco meets all capital adequacy requirements to which it is subject.

As of June 30, 2003, the most recent notification from banking regulators categorized Patapsco as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized Patapsco must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in table. There are no conditions or events since that notification that management believes have changed the institution's category.

Patapsco's actual capital amounts and ratios are also presented in the table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2003:						
Total Capital (to Risk Weighted Assets)	$14,416	14.58%	$7,912	8.00%	$9,890	10.00%
Tier I Capital (to Risk Weighted Assets)	13,277	13.43%	3,956	4.00%	5,934	6.00%
Tier I Capital (to Average Assets)	13,277	8.56%	6,205	4.00%	7,756	5.00%
As of June 30, 2002:						
Total Capital (to Risk Weighted Assets)	$13,109	13.48%	$7,777	8.00%	$ 9,721	10.00%
Tier I Capital (to Risk Weighted Assets)	11,894	12.24%	3,888	4.00%	5,833	6.00%
Tier I Capital (to Average Assets)	11,894	7.73%	6,157	4.00%	7,696	5.00%

(10) Stockholders' Equity and Related Matters

In 1995, the Bank converted from a federally chartered mutual savings association to a capital stock savings bank.

Simultaneously, the Bank consummated the formation of a holding company, Patapsco Bancorp, Inc., of which the Bank is a wholly-owned subsidiary. In connection with the Conversion, the Company publicly issued 362,553 shares of its common stock.

Federal regulations required that, upon conversion from mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with Patapsco after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in the eligible holders' savings accounts. At conversion the liquidation account totaled approximately $6,088,000. In addition to the foregoing, certain bad debt reserves of approximately $2,300,000 deducted from income for federal income tax purposes and included in retained income of Patapsco, are not available for the payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Patapsco, on the amount removed from the reserves for such distributions. The unrecorded deferred income tax liability on the above amount was approximately $897,000.

(11) Benefit Plans

Employee Stock Ownership Plan

Patapsco has established an Employee Stock Ownership Plan (ESOP) for its employees. On April 1, 1996 the ESOP acquired 28,480 shares of the Company's common stock in connection with Patapsco's conversion to a capital stock form of organization. The ESOP purchased an additional 12,861 shares as a result of the return of capital distribution paid by the Company in June 1997. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts and an annual contribution from Patapsco to the ESOP and earnings thereon.

All ESOP shares contain a "Put Option" which requires the Company to repurchase the share at the then fair market value subject to the availability of retained earnings. The "Put Option" may be exercised within 60 days of distribution of the shares and then again within 60 days after the fair market value determination date of the next plan year. The current fair market value of shares that have been allocated contain a "Put Option" of $776,984.

All employees of Patapsco who attain the age of 21 and complete six months of service with Patapsco will be eligible to participate in the ESOP. Participants will become 100% vested in their accounts after three years of service with Patapsco or, if earlier, upon death, disability or attainments of normal retirement age. Participants receive credit for service with Patapsco prior to the establishment of the ESOP.

For the years ended June 30, 2003 and 2002 compensation expense recognized related to the ESOP and Patapsco's contribution to the ESOP was $142,287 and $131,356, respectively.

The ESOP shares were as follows as of June 30:

	2003	2002
Shares released and allocated	37,138	34,835
Unearned shares	6,078	9,961
	43,216	44,796
Fair value of unearned shares	$ 188,418	284,387

Directors Retirement Plan

Effective September 28, 1995, Patapsco adopted a deferred compensation plan covering all non-employee directors. The plan provides benefits based upon certain vesting requirements. Compensation expense recognized in connection with the Plan during the year ended June 30, 2003 and 2002 was $35,200 and $77,613, respectively.

Stock Options

The Company's 1996 Stock Options and Incentive Plan (Plan) was approved by the stockholders at the 1996 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. In October 1996 the Company granted options to purchase 34,474 shares at $27.50 per share. As a result of the 1997 return of capital distribution, the two 10% stock dividends paid by the Company and shares being exercised, this plan currently holds 37,824 shares with a weighted average exercise price of $15.45.

The Company's 2000 Stock Option and Incentive Plan was approved by the stockholders at the 2000 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. The Plan provides for one-fifth of the options granted to be exercisable on each of the first five anniversaries of the date of grant. Under this plan, in August 2001 the Company granted options to purchase 25,000 shares at $25.88 per share. The shares and fair values have been adjusted to 28,093 and $20.96 for the effect of the two 10% stock dividends paid by the Company in December 2001 and 2002. As of June 30, 2003, 5,619 of the options granted under this plan had vested.

The following table summarizes the status of and changes in the Company's stock option plan during the past two years, as retroactively adjusted for the Company's return of capital and stock dividend.

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding at end of 2001	42,600	$15.32	34,542	15.32
Granted	30,156	20.96	-	-
Exercised	(3,710)	15.32		
Cancelled	(817)	20.96		
Outstanding at end of 2002	68,229	17.83	35,438	15.37
Granted	-	-		
Exercised	(968)	17.02		
Cancelled	(1,344)	20.96		
Outstanding at end of 2003	65,917	17.80	41,142	17.77

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to make certain disclosures as if the fair value method of accounting had been applied to the Company's stock option grants made subsequent to 1994. Accordingly, no stock option based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123.

	Year Ended June 30, 2003	2002
Net Income as reported	$1,344,782	$1,136,914
Deduct: Total stock option based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(34,926)	(4,945)
Proforma Net Income	$1,309,856	$1,131,969

Earnings per share:		
Basic – as reported	$2.81	$2.38
Basic – pro forma	2.73	2.37
Diluted – as reported	$2.41	$2.08
Diluted – pro forma	2.35	2.07

Management Recognition and Stock Award Plan

Effective October 11, 1996, the Company established a Management Recognition Plan (MRP) to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers were awarded a total of 14,502 shares of stock, which were held in a separate trust that manages the MRP. The Company funded the MRP in 1997 by purchasing 14,502 shares of common stock in the open market. Shares awarded to participants in the MRP vest at a rate of 20% per year on each anniversary of the effective date of the MRP. During the year ended June 30, 1998, the Company approved a Stock Award Plan ("SAP") to one of its officers. The Plan provides for 1,247 shares to be vested at 25% per year beginning in October 1998. If a participant terminates employment for reasons other than death, disability, change in control or retirement he or she forfeits all rights to unvested shares. As of June 30, 2002, all shares have been vested. For the years ended June 30, 2003 and 2002, compensation expense related to the MRP and SAP was $0 and $8,700, respectively. At June 30, 2003, the MRP plan had been terminated.

401(K) Retirement Savings Plan

The Company has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of 15%. The Company is obligated to contribute 3% of each employee's salary, whether or not the employee contributes their own money. All employees who have completed six months of service with the Company and are 21 years old are eligible to participate. The Company's contribution to this plan was $55,000 and $54,000 for the years ended June 30, 2003 and 2002, respectively.

(12) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107) requires the Company to disclose estimated fair values for certain on- and off-balance sheet financial instruments. Fair value estimates, methods, and assumptions are set forth below the Company's financial instruments as of June 30, 2003 and 2002

The carrying value and estimated fair value of financial instruments is summarized as follows at June 30:

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
Assets:				
Cash and interest-bearing deposits	$ 7,682,000	7,682,000	11,125,000	11,125,000
Federal funds sold	6,525,000	6,525,000	3,732,000	3,732,000
Investment securities	4,542,000	4,542,000	5,006,000	5,006,000
Mortgage-backed securities	19,843,000	19,843,000	13,705,000	13,705,000
Loans receivable, net	113,252,000	118,947,000	118,350,000	128,000,000
Liabilities:				
Deposits	119,655,000	120,599,000	119,593,000	120,382,000
Borrowings	20,174,000	21,163,000	22,616,000	22,003,000
Advance payments by borrowers for taxes, insurance and ground rents	937,000	937,000	1,147,000	1,147,000
Off balance sheet instruments:				
Commitments to extend credit	-	-	-	-

Cash on Hand and in Banks

The carrying amount for cash on hand and in banks approximates fair value due to the short maturity of these instruments.

Short-term Investments

The carrying amount for short-term investments that consist of Federal funds sold, approximates fair value due to the overnight maturity of these instruments.

Investment Securities and Mortgage-Backed Securities

The fair value of investment securities and mortgage-backed securities is based on market values provided from external sources.

Loans

Loans were segmented into portfolios with similar financial characteristics. Loans were also segmented by type such as residential and nonresidential, construction and land, second mortgage loans, commercial, and consumer. Each loan category was further segmented by fixed and adjustable rate interest terms.

The fair value of loans was calculated by discounting anticipated cash flows based on weighted average contractual maturity, weighted average coupon and current loan origination rate.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

Savings Accounts

Under SFAS 107, the fair value of deposits with no stated maturity, such as noninterest bearing deposits, interest bearing NOW accounts, money market and statement savings accounts, is equal to the carrying amounts. The fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate for certificates of deposit was estimated using the rate currently offered for deposits of similar remaining maturities.

Borrowed Funds

The fair value of borrowed funds was based on the discounted value of contractual cash flows..

Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value.

Advance Payments by Borrowers for Taxes, Insurance and Ground Rents

The carrying amount of advance payments by borrowers for taxes, insurance and ground rents approximates its fair value.

Off-Balance Sheet Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments and undisbursed lines of credit on commercial business loans. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contract amount of the financial instrument.

The Company uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. The fair values of such commitments are immaterial.

The disclosure of fair value amounts does not include the fair values of any intangibles, including core deposit intangibles. Core deposit intangibles represent the value attributable to total deposits based on an expected duration of customer relationships.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

(13) Intangible Assets – Goodwill

On November 13, 2000, the Company acquired Northfield Bancorp, Inc. ("Northfield Bancorp"), the holding company for Northfield Federal Savings Bank, a federally chartered savings bank. Holders of outstanding shares of Northfield Bancorp received $12.50 in cash and .24 shares of newly issued Patapsco Bancorp, Inc. Series A Noncumulative Convertible Perpetual Preferred Stock.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, November13, 2000. The Company recorded discounts of $1,343,912 on assets and $172,247 on liabilities and premiums of $6,131 on assets and $230,543 on liabilities. The excess purchase price over the estimated fair value of the underlying net assets of $1,958,072 was allocated to goodwill and, prior to the issuance of SFAS 142, "Goodwill and Other Intangible Assets," was being amortized over 15 years, using the straight-line method.

The Company adopted SFAS 142 on July 1, 2002 and ceased amortization of goodwill. Goodwill subjected to an initial test for impairment as of November 1, 2001. The Company also performed an annual test for impairment as of November 1, 2002. As a result of both the initial and annual assessment reviews, the Company determined that there was no impairment of goodwill at either date. The Company will continue to review Goodwill on an annual basis for impairment and as events occur or circumstances change.

(14) Condensed Financial Information (Parent Company Only)

Summarized financial information for the Company are as follows as of and for the years ended June 30:

Statements of Financial Condition	**2003**	**2002**
Cash	$ 524,870	476,295
Investment securities	40,762	259,288
Equity in net assets of the bank	13,633,251	13,971,932
Note receivable - bank	55,531	119,536
Accounts receivable - Bank	563,686	0
Other assets	120,407	133,021
Total Assets	$14,928,507	14,960,072

Borrowed Money	$ 0	$ 1,000,000
Accrued expenses and other liabilities	416,035	390,776
Stockholders' equity	14,512,472	13,569,296
Total Liabilities & Stockholders Equity	$14,928,507	$14,960,072

Statements of Income	2003	2002
Income:		
Loans receivable	$ 5,678	17,783
Cash deposits	1,370	1,363
Investment Income	2,756	4,254
Gain on sale of Investments	84,650	0
Total Revenue	94,454	23,400
Interest Expense	18,236	68,474
Noninterest Expense	40,019	75,832
Net income before equity in net income of subsidiary and income taxes	36,199	(120,906)
Net income of subsidiary	1,319,620	1,211,239
Income before income tax provision	1,355,819	1,090,333
Income tax provision	11,037	(46,581)
Net income	$1,344,782	$1,136,914

Statements of Cash Flows	2003	2002
Operating activities:		
Net income	$1,344,782	1,136,914
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in net income of subsidiary	(1,319,620)	(1,211,239)
Gain on sale of equity investments	(84,650)	-
Increase in accounts receivable	(563,686)	-
Decrease (increase) in other assets	28,987	(57,492)
Increase in accrued expenses and other liabilities	25,259	59,770
Net cash provided by operating activities	(568,928)	(72,047)
Investing activities:		
Proceeds from sale of equity securities	267,009	-
Purchase of equity securities	(6,575)	(6,673)
Additional investment in subsidiary	(2,230)	-
Dividends received from subsidiary	1,689,900	779,400
Repayment of note receivable	64,004	66,158
Net provided by investing activities	2,012,108	838,885
Financing activities:		
Repayment of borrowed funds	(1,000,000)	(700,000)
Options exercised	16,466	57,408
Purchase of preferred stock	0	(55,638)
Cash dividend paid	(411,071)	(388,460)
Net cash used in financing activities	(1,394,605)	(1,086,691)
Increase (decrease) in cash and equivalents	48,575	(319,853)
Cash and equivalents, beginning of year	476,295	796,148
Cash and equivalents, end of year	$ 524,870	$ 476,295

(15) Recent Accounting Pronouncements

In April 2002, FASB issued SFAS 145 "Rescission of FASB Statements No. 4,44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement requires, among other things, that gains and losses on the early extinguishments of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principals Board Opinion No. 30. The provisions of this Statement related to classifications of gains and losses on the early extinguishments of debt are effective for fiscal years beginning after May 15, 2002.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and (4) amends certain other existing pronouncements. Those changes result in more consistent reporting on contracts as either derivatives or hybrid instruments. This Statement is effective for contracts and hedging relationships entered into or modified after June 30, 2003.

In May 2003, FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003.

The above accounting pronouncements will not have a material impact on the consolidated financial statements.

BOARD OF DIRECTORS

Thomas P. O'Neill
Chairman of the Board
Managing Director of American Express Tax and Business Services

Joseph J. Bouffard
President and Chief Executive Officer of the Company and the Bank

J. Thomas Hoffman
Self-employed financial consultant

Nicole N. Glaeser
Budget Director for Baltimore County Police Department

Douglas H. Ludwig
Retired Principal of the Baltimore County Public School System

Gary R. Bozel
Managing Principal
Gary R. Bozel & Associates, P.A.

Dr. Theodore C. Patterson
Retired Physician
Secretary of the Company

William R. Waters
Owner Bel Air Pontiac
Owner Bel Air Medicine, Inc.

ADVISORY DIRECTORS

Joseph N. McGowan
Retired Chairman of the Board

David G. Rittenhouse
Chief Executive Officer
Rittenhouse Fuel Company

EXECUTIVE OFFICERS

Joseph J. Bouffard
President and Chief Executive Officer

Frank J. Duchacek, Jr.
Senior-Vice President - Branch & Deposit Administration

Michael J. Dee
Senior Vice-President - Treasurer
Chief Financial Officer

John W. McClean
Vice President - Real Estate Lending

Alan Herbst
Vice President – Consumer Lending

Laurence S. Mitchell
Senior Vice-President – Lending

Brian G. Connelly
Vice-President – Commercial Leasing

OFFICE LOCATIONS

1301 Merritt Boulevard
Dundalk, Maryland 21222-2194
Telephone: (410) 285-1010

1844 E. Joppa Road
Baltimore, Maryland
(410) 665-5190
Website: http://www.patapscobank.com

8705 Harford Road
Baltimore, Maryland
(410) 665-5600

CORPORATE INFORMATION

Independent Certified Accountants
Anderson Associates, LLP
7621 Fitch Lane
Baltimore, Maryland 21236

General Counsel
Nolan Plumhoff & Williams
Suite 700, Nottingham Centre
502 Washington Avenue
Towson, Maryland 21204-4528

Transfer Agent and Registrar
Registrar and Transfer Co.
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-(800) 368-5948

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, NW, Suite 600
Washington, DC 20036

Annual Meeting
The 2003 Annual Meeting of Stockholders will be held on October 23, 2003 at 4:00 p.m. at the office of The Patapsco Bank located at 1301 Merritt Boulevard, Dundalk, Maryland 21222.

Annual Report on Form 10-KSB

A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2003 Annual Meeting upon written request to: Corporate Secretary, Patapsco Bancorp, Inc., 1301 Merritt Boulevard, Dundalk, Maryland 21222-2194.

PATAPSCO BANCORP

1301 Merritt Boulevard • Dundalk, Maryland 21222
(410) 285-1010 • (410) 285-8524 Fax

Over 85 Years of Continuous Service

EQUAL HOUSING LENDER
FDIC INSURED